SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of February 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No   X
                                    ---         ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           Genesys Conferencing Logo

FOR IMMEDIATE RELEASE
TUESDAY, FEBRUARY 12, 2002

    Genesys Meeting Center Becomes Fastest-Growing Web Conferencing Solution

 40,000 Seats Sold in Three Months; Gains Strong Momentum with Global Businesses


Bedford, Mass. and Montpellier, France - February 12, 2002 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, announced today that just three months after its launch, Genesys Meeting Center, the world's first integrated audio and web conferencing platform, has become the industry's fastest-growing collaboration and conferencing solution, with the deployment of nearly 40,000 seats from November 2001 through the end of January 2002.

Genesys Conferencing is leveraging its strong customer base of over 17,000 companies worldwide, as well as developing new client relationships. More than 72% of Genesys Meeting Center users are new Genesys Conferencing customers, representing clients who are new to web conferencing or have upgraded from competitive providers.

The Company expects continued adoption of Genesys Meeting Center and projects that it will reach about 20% penetration of its total automated audio service clients by the end of 2002.

The Company also reported that preliminary statistics show that within a month of their move to Genesys Meeting Center, its former audio-only customers have increased their audio conferencing by about 15%.

"The growth of Genesys Meeting Center has been outstanding and has exceeded all of our expectations," said Francois Legros, President and Chief Executive Officer of Genesys Conferencing. "Genesys Meeting Center is the fastest-growing solution in the industry, growing nearly four times faster than the former market leader. There is a clear shift of momentum and of the market's attention. The multimedia benefits, our worldwide presence and our aggressive pricing model of unlimited usage for up to 15 participants for $39.95 monthly, uniquely positions us for continued success."

Genesys Meeting Center provides users access to a virtual conference room, available 24x7. Customer's return on investment includes the ability to communicate and collaborate more cost effectively, while enjoying the same impact and results as in-person meetings. Sales meetings, marketing seminars, online product announcements and channel communications are a few of the applications being used by global customers.

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

          Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg:
                            GENE LP www.genesys.com

Michael E. Savage                                     Marine Pouvreau
Executive Vice President Chief Financial Officer      Financial Communication
Direct Line: +33 4 99 13 27 34                        Direct Line: + 33 4 99 13 25 17
mike.savage@genesys.com                               marine.pouvreau@genesys.com

Florence Catel                                        Paul Joyal
Press Relations, Corporate                            Press Relations, North America
Direct Line: +33 4.99.13.27.49                        Direct Line: 781-761-6231
florence.catel@genesys.com                            paul.joyal@genesys.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 13, 2002

                                     GENESYS SA


                                     By: /s/ Pierre Schwich
                                         --------------------------------
                                         Name:  Pierre Schwich
                                         Title: Executive Vice President, Audit,
                                                Financial Planning and Investor
                                                Relations